USA REAL ESTATE HOLDING COMPANY
1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

November 12, 2009

Adam F. Turk
Erin Martin
Tom Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          USA Real Estate Holding Company
Registration Statement on Form S-1
File No. 333-161646
Filed on September 1, 2009

Ladies and Gentlemen:

Thank you for your comments letter of September 28, 2009. Please find following our responses to your comments.

1.	There are no graphs, charts, maps, logos or other graphics or artwork which we intend to use in the prospectus.

2.	The staff is right in pointing out our focus on real estate, and we therefore have re-submitted our registration statement on Form S-11, as suggested.

3.	Our purpose was never to create a primary offering from our registration efforts on behalf of our existing shareholders. To that end, we decided to not register any shares belonging to affiliates. Therefore, we are registering only 46,699,017 shares already issued, rather than all 133,599,000 shares. We have amended our disclosure document throughout to reflect that decision.

Pursuant to the analysis parameters provided by the SEC’s Compliance and Disclosure Interpretations: Securities Act Rules #612.09, we offer the following facts as to our secondary offering:

a.)
Our selling shareholders (which now only consist of non-affiliates), have held their shares since February 3, 2009. And shareholders representing 20,500,017 of these shares have actually held their shares longer, as they purchased their shares of our wholly-owned subsidiary back in 2007 or 2008, before the subsidiary was bought out by us.

	b.)	None of the sellers are involved in the business or practice of underwriting securities, and non have ever done so n the past with any company.
	c.)	There are no written or verbal agreements or other understandings between any of the shareholders and the company to sell their shares in a manner directed by the company.

4.	We have included the dealer prospectus delivery obligation language, as requested.

5.	We have disclosed the offering price for the shares being offered by the selling shareholders, as requested.

6.	We included the net proceeds to our selling stockholders for the reale offering of 133,599,000 shares of common stock, as requested.

7.	We provided the date of our prospectus, as requested.

8.
We have provided the additional disclosure on our Outside Front Cover Page of Prospectus regarding our direct offering that the direct offering will be sold by current officers and directors who are also shareholders on a best efforts basis, as requested.

9.	In our Summary section, we discussed our current operations and whether we currently own any properties, as requested.

10.	We have included information regarding our offering of 50 million original issue shares in our Summary section, as requested.

11.	We have revised our risk factor subheadings where we felt we could adhere more closely to the staff’s guidance, as directed, and in particular, the first two headings as noted by the staff.

12.	We have added a Going Concern risk factor, as requested.

13.	We have included a new risk factor related to dilution under our subsection “Risk Factors Related to Our Stock”.

14.
We have revised our risk factor subheadings as we felt we could, to provide enough information so that our investors can appreciate the magnitude of each potential risk and its effect on our operations, as requested.

15.
We discuss our possible utilization of leverage in our MD&A section, as part of the calendar we provide under the subheading “Plan for the next 12 months”, as well as our “Policies With Respect to Investments and Other Certain Activities” section, under the “Financing Policies” subsection.

16.
We deleted the risk factor entitled “We Are A Start-Up Company, And As Such Face Difficulties…” as it included information either inapplicable to our company, or else information contained and described better elsewhere, such as a discussion of our limited finances.

17.	We have included a discussion of Delaware indemnification for management as part of our “We Have A Limitation Of Liability Against Our Directors…” risk factor, as suggested.

18.	We have replaced our “forward-looking” risk factor with a Cautionary Note regarding our forward-looking statements.

19.
We made it clear in our MD&A section that we have not entered into any preliminary negotiations or agreements with the property owners of any of the specific “Dollar General” or “aldo” retail locations. We then revised our Use of Proceeds section to discuss the purchase of property in more general terms, while still making clear our desire to purchase these specific properties if still available.

20.	In our Use of Proceeds section, we revised to make our order of priority clear, as requested.

21.	In our Determination of Offering Price section we have specified the offering price of the stock being offered by the selling shareholders, as well as the company, as requested.

22.	We revised our disclosure in our Dilution section to present per share data with no more than two decimal places, as requested.

23.	We revised our selling shareholders table to include the appropriate columns as required by Item 507 of Reg S-K, as requested.

24.	We have identified, through footnotes, the natural persons who have dispositive control over all non-natural entities on our selling shareholders list, as requested.

25.
Our selling shareholders table is complete with respect to the identification of spouses and minor children of other shareholders. Chantalle Hochman (cert #50) and William Kilmartin (cert #51) are the daughter and son, respectively, of James Kilmartin and Joseph Hochman, but they are both of age and living on their own. However, we did revise our beneficial ownership table under the “Security Ownership of Certain Beneficial Owners and Management” section to include spouses and those entities under common control which met the 5% threshhold.

26.
Our registration statement includes a statement disclosing whether any of the selling shareholders are a broker, dealer or affiliate of a broker or dealer. The statement is located in the third paragraph above our selling shareholder table.

27.
We revised our Plan of Distribution and Determination of Offering Price sections to make it clearer that we were not attempting to re-sell, or have the selling shareholders re-sell, any already-issued shares for $0.10 or $0.01, but simply that, for purposes of registering shares already sold, that $0.01 was chosen as the “offering price” as it reflects the latest price at which the selling shareholders purchased their shares.

28.	We included our plan for the direct participation offering of 50 million shares under our Plan of Distribution section, as advised.

29.
The paragraph wherein we state that we have agreed to keep the registration statement effective for a specified period of time was included in error, it was a leftover from an earlier template used to create the filing. The paragraph was removed; we have no such agreement with our selling shareholders.

30.	We have disclosed the ages for our officers in our “Directors, Executive Officers, Promoters and Control Persons” section, as required.

31.
– 36. Comments 31. through 36. involve diclosures under our old sections “Organization Within Last Five Years” and “Description of Business”, which are no longer part of our disclosure filing, as we are using Form S-11. However, where we felt that the disclosures would be necessary for a full understanding of our company by propsective and current investors, we included the disclosures in other sections.

For example, under our “Summary Information” subsection, we made it clear that our subsidiary also has no current operations and has not attempted to purchase any real estate properties since its inception in 2007 (comment #34).

And we revised our disclosure regarding our number of employees in the last paragraph of our MD&A section to specify that we have three management personnel who work part time on the company and no employees (comment #35).

Further, we removed our discussion of farm and ranch land, as that has been decided by management to be no longer a part of our business plan for the foreseeable future (comment #36).

37.
In our section entitled “Policies With Respect to Investments and Other Certain Activities” we created a sub-section entitled “Reporting Policies; Website” where we discuss whether we have plans to develop a website, as requested, as well as additional information on how shareholders and others may obtain our reports.

38.
We have included a paragraph in our MD&A section, at the end of the subheading “Financial Liquidity”, which discusses our hopes to issue shares pursuant to a drawdown equity credit line. We further disclosed in this paragraph that  otherwise, we do not have any specific financing plans should this new direct participation offering not be successful.

39.
In order to reconcile the amount of $25,000 which we disclose we need for the next 12 months in our MD&A section, with our Use of Proceeds section, we added a disclosure in our Use of Proceeds section which confirms that we need a minimum of $25,000 to pay for basic administrative and reporting requirements in the next 12 months.

The amount of $25,000 reflects our needs over the next 12 months, while our list of estimated expenses in Part II of the filing includes many expenses which have been already paid.

40.
Although we have not entered into any preliminary agreements or negotiations for either Dollar General Store property, a fact which we disclose under our subheading “Financial Liquidity”, we did nevertheless disclose the key term of the lease (double net) and the estimated annual net operating income for each property, as we felt it was important information to disclose to potential investors, so long as we made it clear that we have merely inquired about the properties and not begun any serious discussions with the current owners.

41.	We have removed our disclosure regarding the transaction involving our subsidiary from the “Certain Relationships…” section, as it did not conform to the instructions of Item 404 of Reg S-K.

42.
We disclosed the loans made by our President, Stephen Maddox, to the company, in our “Certain Relationships…” section, as requested. We are also filing the loan agreement as an exhibit to the filing, as requested.

43.
We disclosed in our “Certain Relationships…” section the loans made by Stephen Maddox to the company’s subsidiary in 2007 and 2008, as requested, and disclosed that we are assuming the outstanding balance on these loans.

44.
USA Real Estate Holding Company (the registrant) did not exist until 2009, so our accumulated deficit only shows 2009 and reflects the transaction as if it occurred at the beginning of the period. See 805-50-45-2.

45.	When USA Real Estate Inc.’s common stock and deficit were eliminated, it was taken through apic. Literature is 805-50-30-5.

46.	We revised to present the amount related to the adjustment to net loss for shares issued for services on the appropriate line, as requested.

47.	We revised to state that the financial statements are audited, not unaudited, as requested.

48.	The fair value was determined by using the most recent cash sale of common stock. The F/N’s were revised.

49.
We revised to reconcile our disclosure of the fair value of common stock issued for services on February 5, 2009 of $260,000 with our disclousre that states that the total value of the shares issued was $2,600, as requested.

50.	We revised MD&A to describe the $4,199 expense incurred for investors’ leads, as requested.

51.	No payment or services were received for the 9,940,005 shares issued to founders at par value. Therefore, no compensation expense was recorded. Literature is: 505-50-30-6.

52.	In our “Recent Sales of Unregistered Securities” section, we provided the date of each sale, the exemption claimed and the facts relied upon to make the exemption available, as requested.

53.
In our “Recent Sales of Unregistered Securities” section, we provided a more detailed factual basis as to how we met the requirements of Rule 504 of Reg D in the issuance of 149,000 shares in June, as requested.

54.
We believe that, in keeping with the language in Item 601(b)(8) of Reg S-K that we are required to provide a tax opinion “when such tax matters are material to the transaction for which the registration statement is being filed”, we are not required to provide a tax opinion as we have had no revenues and therefore no tax burden thus far, and we are not opting to be treated as a REIT for income tax purposes.

55.	We provided the undertakings required by Item 512(a)(5) and (6) of Reg S-K, as required.

56.	We have included the signatures of our principal financial officer and principal accounting officer, and identified them in the Signatures portion of our filing, as requested.

57.	Our counsel has revised his attorney opinion letter to opine on the shares being offered directly by the company, as well as those being sold by the selling shareholders, as requested.

58.	Malone & Bailey, PC’s consent has been re-issued to include a consent with respect to their report on the audited financial statements of USA Real Eastate, Inc., as requested.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

/s/ Stephen R. Maddox
Stephen R. Maddox
President